EXHIBIT 99.1

Equinox Gold Reports 128,555 Ounces of Gold Sold in First Quarter 2021, On Track for Significant Production Growth from Development and Expansion Projects all dollar figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, May 5, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its first quarter 2021 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three months ended March 31, 2021 will be available for download shortly on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast today commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "It's certainly been a busy start to the year with closing of the Premier Gold acquisition, subsequent integration of the Mercedes Mine and Greenstone Project into our portfolio, and increasing our interest in Greenstone to 60%. We also commenced early works construction at Greenstone, Santa Luz construction is 30% complete and on track for first gold early next year, the Los Filos expansion is underway and we are making good progress opening up the higher-grade Brownie deposit at Mesquite.

"As guided, these key investments result in lower production and higher costs in the first half of the year, but we will see the benefits of this work in the third and fourth quarters as we access higher grade ore and will deliver significant growth in 2022 and future years as these new projects achieve production. We also strengthened our balance sheet with a C$75 million private placement and the sales of our small Pilar mine and a portion of our investment in Solaris Resources."

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Operational and financial

•	Completed more than four million work hours with three lost-time injuries across all sites
•	Produced 129,233 ounces ("oz") of gold
•	Sold 128,555 oz of gold at an average realized gold price of $1,786 per oz
•	Total mine cash costs of $1,141 per oz and mine AISC of $1,482 per oz, which includes $70 and $22 per oz related to a write-down of inventory during higher-cost ramp up after resuming operations at Los Filos and a write-down of inventory at Pilar, respectively(1)
•	Earnings from mine operations of $44.2 million
•	Net income of $50.3 million or $0.21 per share
•	Adjusted net loss of $3.6 million or $(0.02) per share, after adjusting for non-cash expenses(1,2)
•	Cash flow from operations before changes in non-cash working capital of $62.0 million ($79.4 million after changes in non-cash working capital)
•	Adjusted EBITDA of $60.5 million(1,2)
•	Expenditures of $41.3 million in sustaining capital and $38.8 million in non-sustaining capital(1)
•	Net debt of $229.8 million at March 31, 2021 (including $278.9 million of in-the-money convertible notes)(1)
•	Cash and cash equivalents (unrestricted) of $317.5 million at March 31, 2021

Corporate

•	Reiterated 2021 production and cost guidance of 600,000 to 665,000 oz of gold with mine cash costs of $940 to $1,000 per oz of gold sold and mine AISC of $1,190 to $1,275 per oz of gold, after accounting for acquisition of the Mercedes Mine and sale of the Pilar Mine after quarter end (as described in Recent 2021 Highlights)

Construction and development

•	Completed feasibility study for Castle Mountain Phase 2 expansion showing an increase in gold production to an average of 218,000 oz per year for 14 years at an AISC of $858 per oz
•	Announced positive drill results from the Piaba underground and Genipapo targets at Aurizona
•	Santa Luz construction more than 30% complete and on schedule for first gold pour in Q1 2022

RECENT 2021 HIGHLIGHTS

•	Cash and cash equivalents (unrestricted) of approximately $350 million at April 30, 2021
•	Completed acquisition of Premier Gold Mines Limited ("Premier") on April 7, 2021
•	Acquired 100% interest in the producing Mercedes Mine in Mexico and 50% interest in the construction-ready Greenstone Project ("Greenstone") in Ontario, Canada
•	Invested C$24.1 million to maintain an approximately 30% basic interest in i-80 Gold Corp., a new spin-out company advancing Premier's Nevada assets
•	Acquired an additional 10% interest in the Greenstone Project on April 16, 2021 from Orion Mine Finance Group for $51.0 million in cash plus other contingent consideration, bringing the Company's total interest in Greenstone to 60%
•	Completed a non-brokered private placement for C$75.0 million of common shares at a price of C$10.00 per share in conjunction with closing of the Premier acquisition
•	Signed an updated social collaboration agreement with the Carrizalillo community at Los Filos with a term to April 2025
•	Commenced development of the Bermejal underground mine at Los Filos, one of three planned expansion projects that will contribute to increasing production starting in late 2021
•	Sold the Pilar Mine in Brazil for $38.0 million(3) plus a 1% net smelter returns royalty on the mine and a 9.9% equity interest in the buyer, Pilar Gold Inc.
•	Completed the sale of ten million shares in Solaris Resources Inc. ("Solaris") and warrants for the buyers to acquire up to five million additional shares of Solaris for a period of 12 months with a C$10.00 exercise price, for total cash proceeds of C$82.5 million. In the event all warrants are exercised, the Company would receive an additional C$50.0 million for total proceeds of up to C$132.5 million
•	Published the Company's inaugural environmental, social and governance ("ESG") report, which summarizes Equinox Gold's approach to material ESG topics, the Company's ESG performance during 2020 and its targets for 2021
_______________
(1)	Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Primary adjustments were $42.1 million non-cash gain on the change in fair value of gold contracts, $33.3 million non-cash gain on the change in fair value of warrants and $11.3 million non-cash loss on the change in fair value of foreign exchange contracts.
(3)	Total of $10.5M received at closing with the additional $27.5M to come by July 31, 2021, as described in a news release dated April 19, 2021.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020(2)	March 31, 2020(1)
Gold produced	oz	129,233	136,352	88,951
Gold sold	oz	128,555	136,418	82,629
Average realized gold price	$/oz	1,786	1,871	1,574
Total cash cost per oz sold(4)	$/oz	1,141	844	842
Mine AISC per oz sold(3)(4)	$/oz	1,482	1,086	963
Financial data
Revenue	M$	229.7	255.5	130.0
Earnings from mine operations	M$	44.2	97.7	36.6
Net income	M$	50.3	91.2	5.6
Earnings per share	$/share	0.21	0.38	0.04
Adjusted EBITDA(4)	M$	60.5	82.1	40.5
Adjusted net (loss) income(4)	M$	(3.6)	35.7	6.6
Adjusted EPS(4)	$/share	(0.02)	0.15	0.05
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	317.5	344.9	303.1
Net debt(4)	M$	229.8	200.3	446.8
Operating cash flow before changes in non-cash working capital	M$	62.0	93.9	31.3

(1)	Operational and financial results of the assets acquired in the merger with Leagold are included from March 10, 2020 onward.
(2)	The Company early-adopted the amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use on January 1, 2021. The amendment applies retrospectively. For the three months ended December 31, 2020, the Company reclassified $1.6 million of pre-commercial production net income at Castle Mountain from property, plant and equipment to the income statement, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation. Operating and financial data for the periods affected have been updated to reflect application of this change in accounting policy.
(3)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(4)	Cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $229.7 million on sales of 128,555 oz of gold during the Quarter, compared to revenue for the three months ended December 31, 2020 ("Q4 2020") of $255.5 million on sales of 136,418 oz of gold. The decrease in ounces sold from Q4 2020 to Q1 2021 is mainly due to lower production at Mesquite as the result of planned limited stacking of ore during Q1 2021 as the site focuses on a major stripping campaign at the higher-grade Brownie pit, as well as heavy rains in Brazil during the Quarter which resulted in some of the mines processing a portion of lower-grade stockpiles instead of run-of-mine ore. The quarter-on-quarter decrease in revenue is also partly attributable to a decrease in average realized gold price per oz from $1,871 for Q4 2020 to $1,786 for Q1 2021.

Earnings from mine operations in Q1 2021 of $44.2 million decreased from $97.7 million in Q4 2020, and net income in Q1 2021 was $50.3 million compared to $91.2 million in Q4 2020.  The decrease in earnings from mine operations and net income was largely driven by the decrease in revenue as described above and higher operating costs at Los Filos as it recommenced operations in the Quarter after resolution of the community blockade.

Adjusted EBITDA for Q1 2021 of $60.5 million decreased from $82.1 million in Q4 2020 and adjusted net loss of $3.6 million for Q1 2021 decreased from adjusted net income of $35.7 million in Q4 2020. Decreases in adjusted EBITDA and adjusted net income (loss) were largely due to lower realized gold prices and higher operating costs, as described above.

2021 GUIDANCE

Following the acquisition of Premier and sale of Pilar in April 2021, the Company maintains its 2021 production guidance of 600,000 to 665,000 oz of gold and cost guidance for cash costs of $940 to $1,000 per oz of gold sold and AISC of $1,190 to $1,275 per oz of gold sold. Full-year sustaining capital guidance has been increased to $187 million and full-year non-sustaining capital guidance has been increased to $291 million to reflect the Company's acquisition of the Mercedes mine and the Company's 60% share of early construction works at Greenstone.

	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1,2)	Sustaining Capital (M$)(1)	Non-sustaining Capital (M$)(1)
Mexico
Los Filos	170,000 - 190,000	$1,125 - 1,200	$1,330 - 1,390	$38	$95
Mercedes(3)	30,000 - 35,000	850 - 900	1,140 - 1,190	15	2
USA
Mesquite	130,000 - 140,000	925 - 975	1,275 - 1,325	48	9
Castle Mountain	30,000 - 40,000	725 - 775	1,100 - 1,150	14	10
Brazil
Aurizona	120,000 - 130,000	720 - 770	1,075 - 1,125	46	4
Fazenda	60,000 - 65,000	820 - 870	1,075 - 1,125	15	2
RDM	55,000 - 60,000	1,000 - 1,050	1,175 - 1,225	10	35
Pilar(4)	9,334	1,460	1,640	1	-
Santa Luz	-	-	-	-	94
Canada
Greenstone(3)	-	-	-	-	40
Total	600,000 - 665,000	$940 - 1,000	$1,190 - 1,275	$187	$291

(1)	Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(3)	Production and capital attributable to Equinox Gold from April 7, 2021, the date of acquisition.
(4)	Actuals attributable to Equinox Gold prior to the sale of Pilar as announced on April 19, 2021.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2021 and 2020

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2021	March 31, 2020(1)
Revenue	$229.7	$130.0
Operating expenses	(146.8)	(76.5)
Depreciation and depletion	(38.7)	(16.9)
Earnings from mine operations	44.2	36.6
Care and maintenance	(2.0)	(0.9)
Exploration	(3.0)	(2.6)
General and administration	(7.4)	(6.7)
Income from operations	31.9	26.4
Other income (expense)	38.4	9.0
Net income (loss) before taxes	70.3	35.4
Tax (expense) recovery	(20.0)	(29.8)
Net income (loss) and comprehensive income (loss)	50.3	5.6
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	0.21	0.04
Diluted	0.14	0.04

(1) Financial results for the three months ended March 31, 2020 include the results of operations for mines acquired through the Leagold Merger for the period of March 10 to March 31, 2020.

Additional information regarding the Company's financial results and activities underway at the Company's projects are available in the Company's Q1 2021 Financial Statements and accompanying management's discussion and analysis for the three months ended March 31, 2021, which will be available for download shortly on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on May 5 commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's Chairman, CEO and executive team. The webcast will be archived on Equinox Gold's website until November 5, 2021.

Corporate update commencing at 2:00 pm Vancouver time
Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340
Webcast	www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC") per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS Measures" section of the Company's Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of this non-IFRS measure and its calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to achieve the benefits contemplated in the Premier acquisition; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including the Greenstone and Santa Luz projects and the expansions at Los Filos and Castle Mountain; and expectations for the Company's investments in Solaris, i-80 Gold Corp ("i-80 Gold") and Pilar Gold Inc. ("Pilar Gold"). Forward-looking statements or information generally identified by the use of the words "will", "achieve", "target", "on track", "clear path", "underway", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz, Los Filos, Castle Mountain and Greenstone being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; the strategic vision for i-80 Gold; the ability of i-80 Gold to successfully advance its projects; the strategic vision for Solaris; the ability of Solaris to successfully advance its projects; the exercise of the Solaris warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; the failure by Pilar Gold to meet one or more of its payment commitments to the Company; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated May 5, 2021 for the three months ended March 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-reports-128-555-ounces-of-gold-sold-in-first-quarter-2021- on-track-for-significant-production-growth-from-development-and-expansion-projects-301284959.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/05/c2770.html

%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 16:23e 05-MAY-21